Exhibit 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Fiscal Year Ended
	Jan. 30, 2016	Jan. 31, 2015	Feb. 1, 2014	Feb. 2, 2013	Jan. 28, 2012
NET EARNINGS
Net income	$541	$520	$429	$397	$278
Income tax expense	296	289	234	210	157
Interest expense, excluding capitalized interest	11	11	11	11	13
Portion of rents deemed representative of the interest factor (1/3)	252	249	236	222	218
	$1,100	$1,069	$910	$840	$666
FIXED CHARGES
Gross interest expense	$11	$11	$11	$11	$13
Portion of rents deemed representative of the interest factor (1/3)	252	249	236	222	218
	$263	$260	$247	$233	$231
RATIO OF EARNINGS TO FIXED CHARGES	4.2	4.1	3.7	3.6	2.9